(An Exploration-Stage Company)

Condensed Interim Consolidated Financial Statements
As of September 30, 2012 and for the three-month and nine-month periods ended
September 30, 2012 and 2011
(in Canadian dollars)
(Unaudited)

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Financial Position (Unaudited)

(in Canadian dollars)

	As of September 30,	As of December 31,
	2012	2011
	$	$
ASSETS
Current assets
Cash and cash equivalents	45,988,535	7,759,933
Restricted cash equivalents (notes 5 and 16)	12,982,508	-
Receivables (note 3)	2,691,332	2,776,834
Prepaid expenses and other current assets (note 4)	771,705	2,050,481
Total current assets	62,434,080	12,587,248

Non-current assets
Mineral properties	88,668,710	88,668,710
Long-term advance (note 5)	10,232,508	-
Property, plant and equipment	478,399	373,409
Total non-current assets	99,379,617	89,042,119
Total assets	161,813,697	101,629,367

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 6)	9,129,348	7,376,731
Due to related parties (note 8)	558,473	156,863
Flow-through share premium obligation	-	216,460
Total current liabilities	9,687,821	7,750,054

EQUITY
Share capital and warrants (notes 9 and 10)	258,548,488	149,573,447
Other capital	20,266,437	13,096,693
Deficit	(126,689,049)	(68,790,827)
Total equity	152,125,876	93,879,313
Total liabilities and equity	161,813,697	101,629,367

Basis of preparation (note 1) Commitments (note 16)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

“Bruce Humphrey”	“Christopher Noel Dunn”
Bruce Humphrey Director	Christopher Noel Dunn Director

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)
For the nine-month periods ended September 30, 2012 and 2011

(in Canadian dollars, except share data)

	Common shares	Share capital and warrants	Other capital	Deficit	Total
	(number)	$	$	$	$

Balance – December 31, 2010	81,589,189	142,973,784	2,867,971	(32,347,749)	113,494,006
Issuances pursuant to the exercise of warrants	854,625	1,512,915	-	-	1,512,915
Issuances pursuant to the exercise of stock options	273,700	786,168	(370,698)	-	415,470
Share-based compensation costs	-	-	7,168,047	-	7,168,047
Net loss	-	-	-	(22,004,133)	(22,004,133)
Balance – September 30, 2011	82,717,514	145,272,867	9,665,320	(54,351,882)	100,586,305

	Common shares	Share capital and warrants	Other capital	Deficit	Total
	(number)	$	$	$	$

Balance – December 31, 2011	84,717,514	149,573,447	13,096,693	(68,790,827)	93,879,313
Issuances pursuant to private placements, net of transaction costs (note 9)	44,656,343	107,418,488	-	-	107,418,488
Issuances pursuant to the exercise of warrants (note 10)	384,010	1,070,683	-	-	1,070,683
Issuances pursuant to the exercise of stock options (note 11)	186,300	485,870	(211,791)	-	274,079
Share-based compensation costs	-	-	7,381,535	-	7,381,535
Net loss	-	-	-	(57,898,222)	(57,898,222)
Balance – September 30, 2012	129,944,167	258,548,488	20,266,437	(126,689,049)	152,125,876

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
For the three-month and nine-month periods ended September 30, 2012 and 2011

(in Canadian dollars, except share data)

	Three months ended September 30,				Nine months ended September 30,
	2012		2011		2012		2011
	$		$		$		$

Operating expenses
Exploration and evaluation expenses		9,015,529		6,736,067		28,632,110		11,465,183
General and administrative expenses (note 9)		14,482,195		3,769,637		23,249,407		9,916,519
Environmental, aboriginal, government and community expenses		2,209,538		556,649		6,137,952		748,909
		25,707,262		11,062,353		58,019,469		22,130,611

Loss from operations		(25,707,262)		(11,062,353)		(58,019,469)		(22,130,611)

Finance income		88,597		16,844		261,252		126,478
Finance costs		(356,465)		-		(356,465)		-
Net finance (costs) income		(267,868)		16,844		(95,213)		126,478

Loss before income taxes		(25,975,130)		(11,045,509)		(58,114,682)		(22,004,133)

Income tax recovery		-		-		216,460		-

Net loss and comprehensive loss		(25,975,130)		(11,045,509)		(57,898,222)		(22,004,133)

Net loss per share (note 12)
Basic and diluted		(0.24)		(0.13)		(0.56)		(0.27)
Weighted average number of shares outstanding (note 12)
Basic and diluted		109,934,881		82,601,625		102,619,011		82,353,920

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp. Inc.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three-month and nine-month periods ended September 30, 2012 and 2011

 (in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Cash flows from operating activities
Net loss	(25,975,130)	(11,045,509)	(57,898,222)	(22,004,133)
Adjustments for:
Share-based compensation costs	2,085,777	2,678,554	7,381,535	7,168,047
Depreciation	26,368	13,408	78,830	33,895
Finance income	(88,597)	(16,844)	(261,252)	(126,478)
Interest expense	120,215	-	120,215	-
Amortization of prepaid expenses and other non-cash items	1,423,537	382,568	2,622,350	650,123
Income tax recovery	-	-	(216,460)	-
Changes in operating assets and liabilities (note 13)	(6,139,804)	387,678	(9,319,926)	961,134
Interest received	91,399	16,844	244,195	166,279
Interest paid	(120,215)	-	(120,215)	-
Net cash used in operating activities	(28,576,450)	(7,583,301)	(57,368,320)	(13,151,133)

Cash flows from investing activities
Purchases of property, plant and equipment, net of disposals	(13,923)	(32,571)	(183,820)	(51,969)
Increase in restricted cash equivalents (note 16)	(12,982,508)	-	(12,982,508)	-
Net cash used in investing activities	(12,996,431)	(32,571)	(13,166,328)	(51,969)

Cash flows from financing activities
Proceeds from private placement issuance of common shares, net of cash transaction costs (note 9)	70,081,017	-	107,418,488	-
Proceeds from the issuance of debt (note 7)	10,500,000	-	10,500,000	-
Repayment of debt (note 7)	(10,500,000)	-	(10,500,000)	-
Proceeds from the exercise of warrants (note 10)	-	582,720	1,070,683	1,512,915
Proceeds from the exercise of stock options (note 11)	150,000	35,761	274,079	415,470
Net cash provided by financing activities	70,231,017	618,481	108,763,250	1,928,385

Net change in cash and cash equivalents	28,658,136	(6,997,391)	38,228,602	(11,174,717)

Cash and cash equivalents at the beginning of the period	17,330,399	20,098,734	7,759,933	24,376,060

Cash and cash equivalents at the end of the period	45,988,535	13,101,343	45,988,535	13,101,343
Cash and cash equivalents components:
Cash	1,960,173	790,393	1,960,173	790,393
Cash equivalents	44,028,362	12,310,950	44,028,362	12,310,950
	45,988,535	13,101,343	45,988,535	13,101,343

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011

 (amounts in Canadian dollars, except share/option/warrant data)

1	Summary of business, reporting entity and basis of preparation

Summary of business

Alderon Iron Ore Corp. (“Alderon” or the “Company”) is an exploration-stage company engaged in the exploration and evaluation of mineral resource properties.   Currently, the Company is conducting iron ore exploration and evaluation activities related entirely to its properties located in Western Labrador.  Those properties are collectively referred to as the Kamistiatusset, or “Kami”, Property. All exploration, evaluation and other activities associated with the Kami Property are referred to as the Kami Project.

Reporting entity

The accompanying unaudited condensed interim consolidated financial statements include the accounts of Alderon Iron Ore Corp., an entity incorporated under the laws of British Columbia, and its subsidiaries, 0860132 BC Ltd, Kami General Partner Limited (“Kami GP”), a corporation incorporated under the laws of the Province of Ontario, and The Kami Limited Partnership (“The Kami LP”), established under the laws of the Province of Ontario.  See also note 9.

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), under the symbol “ADV” and on the NYSE MKT, under the symbol “AXX”.

Basis of preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”), Interim Financial Reporting (“IAS 34”). The accounting policies adopted in these interim financial statements are consistent with the accounting policies adopted in the Company’s consolidated financial statements as of and for the years ended December 31, 2011 and 2010, and as such, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of and for the years ended December 31, 2011 and 2010.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s consolidated financial statements are discussed in note 2.

The accompanying unaudited condensed interim consolidated financial statements were prepared under the historical cost convention on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due (see also note 15).

These condensed interim consolidated financial statements were approved by the Company's Board of Directors on October 25, 2012.

Certain comparative figures have been reclassified to conform to the current period's presentation.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011

 (amounts in Canadian dollars, except share/option/warrant data)

2           Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, expenses and related disclosures.  Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change.  As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Carrying value and recoverability of mineral properties

The carrying amount of Company’s mineral properties does not necessarily represent present or future values, and the Company’s mineral properties have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves.  Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of the Kami Project or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s mineral properties.

To the extent that any of management’s assumptions change, there could be a significant impact on the Company’s future financial position, operating results and cash flows.

Fair value of stock options and warrants

Determining the fair value of warrants (see note 10) and stock options (see note 11) requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results or on other components of equity.

Income taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

3           Receivables

	As of September 30, 2012	As of December 31, 2011
	$	$

Sales tax credits	2,476,782	2,477,485
Deposits receivable	143,750	240,367
Interest receivable	59,585	39,801
Other	11,215	19,181
	2,691,332	2,776,834

4           Prepaid expenses and other current assets

	As of September 30, 2012	As of December 31, 2011
	$	$

Deposits on evaluation and exploration activities	551,802	1,982,433
Other	219,903	68,048
	771,705	2,050,481

5           Long-term advance

On July 13, 2012, the Company entered into an agreement with the Sept-Îles Port Authority (the “Port”) to secure usage of a new multi-user deep water dock facility that the Port is constructing (the “Port Agreement”). Pursuant to the Port Agreement, Alderon has reserved an annual capacity of eight million metric tonnes of iron ore that Alderon can ship through the Port.

Per the Port Agreement, the total initial commitment by the Company is $20,465,016 (the “Buy-in Payment”), which constitutes an advance on Alderon’s future shipping fees. The Buy-in Payment is payable in two equal installments, the first of which was paid upon signing the Port Agreement, and the second of which is due no later than July 1, 2013. As security for the second installment of the Buy-in Payment, Alderon issued a letter of credit for $10,232,508 (see note 16). The Buy-in Payment will be reimbursed to the Company via a discount that will be applied to shipping fees to be billed by the Port once Alderon’s usage of the multi-user facility commences.

The Port Agreement includes a base fee schedule for wharfage and equipment fees for iron ore loading for Alderon’s shipping operations. The rates commence in 2014 and are on a sliding scale based on the volume of iron ore that is shipped. The term of the agreement is 20 years from the execution date, with the option to renew for further five year terms, up to a maximum of four renewals.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011

 (amounts in Canadian dollars, except share/option/warrant data)

6           Payables and accrued liabilities
	As of September 30, 2012	As of December 31, 2011
	$	$
Trade accounts payable	1,208,011	5,356,802
Accrued evaluation and exploration costs	4,586,842	477,055
Accrued salaries and benefits	1,892,802	852,500
Accrued drilling expenses	-	565,431
Accrued environmental, aboriginal, government and community expenses	921,524	91,650
Other accrued liabilities	520,169	33,293
	9,129,348	7,376,731

7           Bridge financing

On July 13, 2012, Liberty Metals & Mining Holdings, LLC (“Liberty”), a subsidiary of Liberty Mutual Insurance and a significant shareholder of Alderon, provided a bridge loan (the “Note”) to the Company in the amount of $10,500,000.  Liberty also had agreed to provide a further $10,500,000 (the “Additional Note”), if necessary. As per the terms of the Note, when the Company completed the subscription transaction with Hebei Iron & Steel Group Co., Ltd. (“Hebei”) (see note 9), Alderon was required to reimburse the entire principal amount of the Note then outstanding, together with all accrued and unpaid interest thereon. The Company repaid this amount on September 4, 2012, along with an establishment fee, equivalent to 1.5% of the principal amount of the Note as well as a commitment fee, equivalent to 0.75% of the principal amount of the Additional Note.

8       Related party disclosures

Related parties and related party transactions impacting the accompanying condensed interim consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel includes those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer, as well as any Vice Presidents reporting directly to a Corporate Executive Board member or officer, acting in that capacity.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011
 (amounts in Canadian dollars, except share/option/warrant data)

Remuneration attributed to key management personnel can be summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Share-based compensation	1,305,364	1,805,855	4,740,351	5,308,648
Short-term benefits*	457,258	402,174	1,380,668	708,880
Incentive compensation other than share-based compensation	1,718,126	156,075	2,052,501	156,075
	3,480,748	2,364,104	8,173,520	6,173,603

*	include base salaries, pursuant to contractual employment or consultancy arrangements, Directors’ fees, applicable payroll taxes and other non-post-retirement benefits.

Other related parties

Forbes West Management Corp. (“Forbes West”):  Forbes West is an entity that is owned by the Executive Chairman of the Company’s Board of Directors.  Forbes West provides certain administrative, management, geological, legal and regulatory, tax, corporate development, information technology support and investor relations services to the Company.

Forbes & Manhattan, Inc. (“F&M”): F&M is an entity that is wholly owned by the spouse of the former Vice Chairman of the Company’s Board of Directors. F&M provides certain financial management and business consulting services to the Company.

2227929 Ontario Inc. (“Ontario”):  Ontario is an entity that shares office premises with F&M, which in turn acts from time to time as an agent for Ontario for various activities and services. Transactions, or portions thereof, that are effected for the benefit of the Company are charged by Ontario to the Company on a periodic basis.

Image Air Charter Ltd. (“Image Air”): On March 1, 2012, the Company entered into a two-year aircraft charter agreement (the “Agreement”) with Image Air for a plane that Image Air leases from a limited partnership. The former Vice Chairman of the Company’s Board of Directors is the sole limited partner of this limited partnership. Per the Agreement, the minimum cost to the Company is $44,400 per month, with additional charges incurred for each hour that the aircraft is flown.

Ottenheimer Baker Barristers & Solicitors (“Ottenheimer”): A Director of the Company is a partner at Ottenheimer, which provides certain legal services to the Company.

Cassels Brock & Blackwell LLP (“Cassels”): A Director of the Company is the Deputy Managing Partner of Cassels, which acts as lead external counsel for the Company.

Liberty: Liberty is a significant shareholder of the Company and has a representative on Alderon’s Board of Directors. As noted in note 7, Liberty provided the Company with bridge financing.

Hebei: Subsequent to the closing of the subscription transaction with Hebei, as discussed in note 9, Hebei is a significant shareholder of the Company and has two representatives on Alderon’s Board of Directors.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

Transactions entered into with related parties other than key management personnel include the following:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Forbes West	310,841	394,514	1,651,857	1,217,065
F&M	120,000	56,750	360,000	116,750
Cassels	1,891,749	-	1,955,807	-
Ontario	-	6,657	-	61,342
Image Air	119,123	-	439,064	-
Liberty	349,017	-	349,017	-
Ottenheimer	16,075	-	18,717	-
	2,806,805	457,921	4,774,462	1,395,157

Amounts owed to related parties other than management personnel are summarized below.

	As of September 30, 2012	As of December 31, 2011
	$	$
Forbes West	190,467	156,863
Image Air	177,308	-
Cassels	186,867	-
Ottenheimer	3,831	-
	558,473	156,863

9           Share capital

On January 13, 2012, the Company completed a private placement with Liberty, pursuant to a subscription agreement that resulted in the issuance of 14,981,273 of the Company’s common shares in exchange for aggregate gross proceeds of $39,999,999, less cash transaction costs of $2,662,528, which in turn were comprised primarily of the placement agent’s cash placement fee equal to 6% of the gross proceeds. Liberty also has a pre-emptive right to participate in any future equity financings of Alderon, and in the event that Liberty desires to sell any of the aforementioned purchased shares, Alderon will hold the right to identify a purchaser or purchasers to whom those shares shall be sold.

On September 4, 2012, the Company completed a subscription transaction with Hebei, pursuant to an agreement whereby Hebei purchased 25,858,889 of the Company’s common shares by way of a private placement in exchange for aggregate gross proceeds of $62,319,922, less cash transaction costs of $1,435,901. These transaction costs include a financial advisory commission and legal and listing fees that were directly attributable to the issuance of common shares to Hebei.

On closing of the aforementioned private placement, Hebei and Alderon also entered into an arrangement pursuant to which Hebei will, subject to certain conditions, invest an additional $119,926,293 in exchange for a 25% interest in the Kami Project. Hebei agrees to use its best efforts to assist in obtaining project debt financing for the Kami Project from financial institutions. Per the definitive agreements entered into between the Company and Hebei, the latter’s 25% interest

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

will be made into The Kami LP, an entity established in August 2012.  The Kami LP was established in order to develop and operate the Kami Project, and it this entity into which Alderon will transfer all assets associated with the Kami Project contemporaneously with Hebei’s 25% project interest contribution.  Concurrent with the establishment of The Kami LP, the Company also incorporated Kami GP, an entity that will act as the general partner of The Kami LP.  The Kami LP and Kami GP are each owned, either directly or indirectly, 75% by Alderon and 25% by Hebei.

Also, Hebei has agreed to purchase, upon the commencement of commercial production, 60% of the actual annual production from the Kami Project up to a maximum of 4.8 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project. The price paid by Hebei will be based on the Platts Iron Ore Index (“Platts Price”), less a discount equal to 5% of such quoted price. Hebei also will have the option to purchase additional tonnages at a price equal to the Platts Price, without any such discount.

In addition to the capitalized incremental transaction costs noted above, in September 2012, the Company paid $9,813,750 in finder’s fees, financial advisory and other legal costs.  These costs, while incurred in connection with the overall transaction with Hebei, were deemed not directly attributable to the issuance of common shares.  Consequently, these costs were expensed as incurred and have been presented under general and administrative expenses in the accompanying condensed interim consolidated statement of comprehensive loss.

Concurrent with the closing of the subscription transaction with Hebei, Liberty exercised its pre-emptive right to maintain its relative proportionate interest in the Company following this private placement. Consequently, Liberty acquired 3,816,181 common shares for additional gross proceeds to the Company of $9,196,996.

10           Warrants

A summary of the activity related to the Company’s warrants is provided below.

	Nine months ended September 30, 2012		Year ended December 31, 2011
	Number	Weighted average exercise price $	Number	Weighted average exercise price $

Balance, beginning of period	4,877,897	2.76	5,604,410	2.61
Granted	-	-	128,112	2.80
Exercised	(384,010)	2.79	(854,625)	1.77

Balance, end of period	4,493,887	2.76	4,877,897	2.76

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011

 (amounts in Canadian dollars, except share/option/warrant data)

11           Stock options

The following table summarizes the activity under the Company’s stock option plan.

	Nine months ended September 30, 2012		Year ended December 31, 2011
	Number	Weighted average exercise price $	Number	Weighted average exercise price $

Balance, beginning of period	11,636,300	2.57	5,085,000	1.88
Granted	3,015,000	2.49	6,825,000	3.04
Exercised	(186,300)	1.47	(273,700)	1.45
Forfeited	(162,500)	2.72	-	-

Balance, end of period	14,302,500	2.57	11,636,300	2.57

Fair value input assumptions

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards for options granted during each of the periods presented.

	Nine months ended September 30, 2012	Year ended December 31, 2011

Expected dividend yield	0.0%	0.0%
Estimated volatility	70.5%	94.3%
Weighted average risk-free annual interest rate	1.23%	1.64%
Weighted average expected life (years)	2.5	4.0
Estimated forfeiture rate	0.32%	5.42%
Grant date fair value	$1.08	$2.09

The Black-Scholes pricing model referred above uses “Level 2” inputs in calculating fair value, as defined by IFRS 7, Financial Instruments: Disclosures (“IFRS 7”), and as discussed in note 15.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011

 (amounts in Canadian dollars, except share/option/warrant data)

12           Net loss per share

For the three-month and nine-month periods ended September 30, 2012 and 2011, diluted net loss per share was calculated using the basic weighted average number of shares outstanding, since all outstanding warrants and stock options have been excluded from the calculation of diluted net loss per share because they were anti-dilutive. Accordingly, diluted net loss per share for each period was the same as the basic net loss per share.

The following table sets forth pertinent data relating to the calculation of the diluted weighted average number of shares outstanding, had the warrants and stock options not been anti-dilutive.

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Basic weighted average number of shares outstanding	109,934,881	82,601,625	102,619,011	82,353,920
Potentially dilutive effect of stock options	1,029,745	1,640,107	1,395,880	1,479,782
Potentially dilutive effect of warrants	-	-	-	-
Potentially diluted weighted average number of shares outstanding	110,964,626	84,241,732	104,014,891	83,833,702

The weighted average number of shares outstanding has been influenced most notably by share issuances made in connection with financing activities, such as a private placements, which in turn resulted in the issuance of an aggregate of 44,656,343 common shares (see note 9) during the nine-month period ended September 30, 2012.

13           Supplemental disclosure of cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Changes in operating assets and liabilities
Receivables	21,837	(888,583)	102,559	(885,904)
Prepaid expenses and other current assets	663,620	(345,290)	(1,343,574)	(1,180,160)
Payables and accrued liabilities	3,412,901	1,654,827	1,752,617	3,002,760
Due to related parties	(5,654)	(33,276)	401,610	24,438
Long-term advance	(10,232,508)	-	(10,232,508)	-
	(6,139,804)	387,678	(9,319,296)	961,134

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011

 (amounts in Canadian dollars, except share/option/warrant data)

14           Capital disclosures

The Company’s objective in managing capital, consisting of equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund: exploration and evaluation activities; general and administrative expenses; environmental, aboriginal, government and community expenses; working capital; and capital expenditures.

Management regularly monitors the Company’s capital structure and makes adjustments thereto based on funds available to the Company for the acquisition, exploration and development of mineral properties. The Board of Directors has not established quantitative return on capital criteria for capital management, but rather relies upon the expertise of the management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the exploration stage, and the Company does not generate any revenue. Accordingly, the Company is dependent upon sources of external financing to fund both its exploration programs and its other costs. While the Company endeavours to minimize dilution to its shareholders, management has in the past engaged in dilutive financial transactions, such as private placements, and may engage in dilutive arrangements in the future.

The Company’s policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s Kami Project. The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

15           Financial instruments, financial risk management and fair value

Financial assets (liabilities) as of September 30, 2012 and December 31, 2011 are presented below.

September 30, 2012	Loans and receivables	Other financial liabilities	Total
	$	$	$

Cash and cash equivalents	45,988,535	-	45,988,535
Restricted cash equivalents (notes 5 and 16)	12,982,508	-	12,982,508
Receivables (note 3)	214,550	-	214,550
Payables and accrued liabilities (note 6)	-	(9,129,348)	(9,129,348)
Due to related parties (note 8)	-	(558,473)	(558,473)
	59,185,593	(9,687,821)	49,497,772

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011

 (amounts in Canadian dollars, except share/option/warrant data)

December 31, 2011	Loans and receivables	Other financial liabilities	Total
	$	$	$

Cash and cash equivalents	7,759,933	-	7,759,933
Receivables (note 3)	299,349	-	299,349
Payables and accrued liabilities (note 6)	-	(7,376,291)	(7,376,291)
Due to related parties (note 8)	-	(156,863)	(156,863)
	8,059,282	(7,533,154)	526,128

In the preceding tables, receivables exclude sales tax credits, and payables and accrued liabilities exclude taxes payable.

Financial risk management

The Company is exposed in varying degrees to certain risks arising from financial instruments, as discussed below.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As discussed in note 14, the Company’s capital management objectives include working to ensure that the Company has sufficient liquidity to fund Company activities that are directly and indirectly related to the advancement of the Kami Project.

The Company endeavours to ensure that it will have sufficient liquidity in order to meet short- to medium-term business requirements and all financial obligations as those obligations become due. Historically, sufficient liquidity has been provided predominantly through external financing initiatives, including strategic, traditional and flow-through private placements to investors and institutions. The Company will continue to rely upon sources of external financing in future periods until such time as commercial production commences, notwithstanding the Company’s successful or expected capital-raising activities prior to or after September 30, 2012 (see note 9).

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash and cash equivalents and restricted cash equivalents are held in deposit at high-credit quality Canadian financial institutions.  As a result, management considers the risk of non-performance related to cash and cash equivalents and restricted cash equivalents to be minimal.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2012 and for the three-month and nine-month periods ended September 30, 2012 and 2011
 (amounts in Canadian dollars, except share/option/warrant data)

Fair value

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 7, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 7 are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 –	Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the Company’s cash and cash equivalents, restricted cash equivalents, receivables, payables and accrued liabilities and amounts due to related parties approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

16           Commitments

On March 1, 2012, the Company entered into a two-year aircraft charter agreement (see note 8). As of September 30, 2012, the total fixed portion of this commitment to be paid over the remaining term of the underlying agreement is $754,800 ($133,200 in 2012, $532,800 in 2013 and $88,800 in 2014).

In August 2012, the Company entered into a $2,750,000 letter of credit agreement in favour of a supplier with respect to engineering services for the Kami Property. The amount of the letter of credit is payable to the supplier in the event that the Company fails to perform any of its obligations under the related contractual arrangement and will expire in November 2012. Equivalent funds have been placed in an interest-bearing, collateral guaranteed investment certificate account and are therefore restricted until the expiry date of the aforementioned letter of credit.

In August 2012, the Company committed to work with Canadian National Railway Company on a feasibility study (the “Rail Feasibility Study”) for a proposed rail line and terminal handling facility to connect the Labrador Trough to the Port of Sept-Îles, Quebec. This proposed multi-user rail line is expected to include a fully operational and continuous railroad network, as well as a multi-user material handling facility located at the Port of Sept-Îles. In connection with this agreement, in September 2012, Alderon contributed $1,500,000 towards the completion of the Rail Feasibility Study and to secure capacity on the new rail line. This contribution has been included in exploration and evaluation expenses in the accompanying condensed interim statement of comprehensive loss. These funds could be refunded to Alderon under certain circumstances.

In September 2012, the Company entered into a $10,232,508 letter of credit agreement in favour of the Port as a guarantee for the second installment of the Buy-in Payment that the Company has committed to pay no later than July 1, 2013 (see note 5). The amount of the letter of credit is payable to the supplier in the event that the Company fails to perform any of its obligations under the related contractual arrangement and will expire in July 2013. Equivalent funds have been placed in an interest-bearing, collateral guaranteed investment certificate account and are therefore restricted until the expiry date of the aforementioned letter of credit.

In connection with the closing of the transaction with Hebei (note 9), the Company will be committed to pay an off-take sales fee to the finder engaged to identify Hebei to the Company and to assist with the conclusion of the transaction with Hebei. This sales fee will be calculated as 0.5% of the proceeds received from material sold to Hebei for a period of ten years subsequent to the initial sale of material to Hebei.